PRESS RELEASE

INVESTOR RELATIONS DEPARTMENT

CERJ CAPITAL INCREASE FOR US$ 240 MILLION

(Santiago, Chile, March 2, 2004) ENERSIS (NYSE:ENI) informed today that its Brazilian subsidiary, Companhia de Electricidade do Rio de Janeiro, made a capital increase for R$ 710,000,000 (approximately US$ 240 million) equivalent to 1,339,622,641,509 new shares at a price of R$ 0.53 per 1,000 shares.

On February 27, Enersis, acting though its subsidiary Enersis Internacional, subscribed 1,335,849,056,604 that corresponded to Endesa Spain, Chilectra and Electricidade de Portugal and Enersis’s preemptive rights. This subscription is part of the financial strengthening plan designed for the Brazilian distribution subsidiary and it was fully paid with the capitalization of Intercompany Loans.

With this capitalization, Cerj reduced its level of debt in approximately US$ 240 million and Enersis increased its participation (direct & indirect) from a 71.82% as of December 2003 to a 80.72%.

Best regards, ENERSIS Investor Relations Team

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 1/2

PRESS RELEASE

INVESTOR RELATIONS DEPARTMENT

Should you have any other questions or had trouble accessing this email, please contact ENERSIS Investor Relations Department.

Susana Rey Head of Investor Relations srm@e.enersis.cl 56 (2) 353 4554 Matias Rodriguez Investor Relations mra8@e.enersis.cl 56 (2) 353 4492	Pablo Lanyi-Grunfeldt Investor Relations pll@e.enersis.cl 56 (2) 353 4552 Francisco Luco Investor Relations fjlv@e.enersis.cl 56 (2) 353 4555

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 2/2